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                                                                     May 8, 2002

                                                     Ricoh Company, Ltd.
                                                     15-5, Minami Aoyama 1-chome
                                                     Minato-ku, Tokyo 107-8544
                                                     Japan



                  INFORMATION ABOUT PURCHASES OF ITS OWN SHARES
   (PURCHASE OF ITS OWN SHARES PURSUANT TO ARTICLE 210 OF THE COMMERCIAL CODE)


Ricoh Company, Ltd. resolved at a meeting of its Board of Directors today to purchase its own shares pursuant to Article 210 of the Commercial Code.


1. Rationale for obtaining its own shares

To establish more flexible capital policy in line with a rapidly changing management environment


2. Details of purchase


     (1) Type of shares          Common stock

     (2) Number of shares        Up to 8,000,000 shares

     (3) Total purchase price    Up to 20 billion yen


Note:

The above resolution is contingent on obtaining a shareholder authorization at the 102nd Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2002.